SHINER INTERNATIONAL, INC.
19/F, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

December 19, 2011

VIA FACSIMILE AND EDGAR

ATTN: Ms. Sherry Haywood
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Shiner International, Inc.
Amendment No. 8 to Registration Statement on Form S-1 File No. 333-172455

Ladies and Gentlemen:

Shiner International, Inc. (the “Company”) hereby requests that the effective date of the Company’s Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-172445) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 10:00 a.m., New York City time, on December 21, 2011 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William W. Uchimoto at (215) 751-2876 or Jacquelyn A. Hart at (610) 478-2048 of Stevens & Lee with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SHINER INTERNATIONAL, INC.

By:           /s/ Qingtao Xing
Name:      Qingtao Xing
Title:        President and Chief Executive Officer

cc:           Stevens & Lee
William W. Uchimoto
Jacquelyn A. Hart